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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            G-III Apparel Group, Ltd.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   36237 H 101
                                   -----------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No. 36237 H 101                 13G                     Page 2 of 5 Pages
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   1  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morris Goldfarb
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3  SEC USE ONLY

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   4  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                        5  SOLE VOTING POWER
         NUMBER OF         2,199,487 shares of Common Stock, par value $.01
          SHARES       ---------------------------------------------------------
       BENEFICIALLY     6  SHARED VOTING POWER
         OWNED BY          289,778
           EACH        ---------------------------------------------------------
         REPORTING      7  SOLE DISPOSITIVE POWER
          PERSON           2,199,487 shares of Common Stock, par value $.01
           WITH        ---------------------------------------------------------
                        8  SHARED DISPOSITIVE POWER
                           289,778
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,265
    shares which includes (i) 398,000 shares which may be acquired within
    60 days upon the exercise of options, (ii) 130,000 shares held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's daughter, (iii) 130,000 held in a trust, of which the reporting person's spouse is one of two trustees with shared voting and dispositive power, for the benefit of the reporting person's son, (iv) 19,889 shares owned by the reporting person's son, who shares the reporting person's household and (v) 9,889 shares owned by the reporting person's wife.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                  [ ]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          36.6%
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12  TYPE OF REPORTING PERSON*
    IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 36237 H 101                 13G                     Page 3 of 5 Pages
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This Schedule 13-G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2001.

Item 1(a)         Name of Issuer:

                  G-III Apparel Group, Ltd.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  512 Seventh Avenue
                  New York, New York  10018

Item 2(a)         Name of Person Filing:

                  See Item 1 of the cover page attached hereto

Item 2(b)         Address of Principal Business Office,
                  or if none, Residence:

                  c/o G-III Apparel Group, Ltd.
                  512 Seventh Avenue
                  New York, New York  10018

Item 2(c)         Citizenship:

                  See Item 4 of the cover page attached hereto

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01

Item 2(e)         CUSIP Number:

                  36237 H 101

Item 3            Identity of Reporting Person

                  Not Applicable

Item 4            Ownership:

                  (a)      Amount beneficially owned:
                           See Item 9 of the cover page attached hereto which includes 398,000 shares which may be acquired within 60 days upon the exercise of options.

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CUSIP No. 36237 H 101                 13G                     Page 4 of 5 Pages
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
                  (b)      Percent of Class:

                           See Item 11 of the cover page attached hereto.

                  (c)      Number of Shares Beneficially Owned by Reporting
                           Person

                           (i)      sole voting power: 2,199,487 shares of
                                    Common Stock, par value $.01.

                           (ii)     shared voting power: 289,778 shares of
                                    Common Stock, par value $.01.

                           (iii) sole dispositive power: 2,571,087 shares of Common Stock, par value $.01.

                           (iv) shared dispositive power: 289,778 shares of Common Stock, par value $.01.

Item 5            Ownership of Five Percent or Less of a Class:

                           Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                           Not Applicable

Item 7            Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported on By the Parent Holding
                  Company:

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:

                           Not Applicable

Item 9            Notice of Dissolution of Group:

                           Not Applicable

Item 10           Certification:

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CUSIP No. 36237 H 101                 13G                     Page 5 of 5 Pages
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                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2002

                                         /s/ Morris Goldfarb
                                         -------------------
                                         MORRIS GOLDFARB

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